Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
c/o Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Tel: 212-902-1000
May 17, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Accretive Health, Inc. Filed on Form S-1 Registration No. 333-162186
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we, as representatives of the several underwriters, wish to advise that between May 4, 2010 and the date hereof 11,594 copies of the Preliminary Prospectus dated May 4, 2010 were distributed as follows: 9,729 to 6 prospective underwriters; 1,779 to 1,779 institutional investors; 86 to 2 prospective dealers; 0 to 0 individuals; 0 to 0 rating agencies and 0 to 0 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time on May 19, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the
Prospective Underwriters

By:	Goldman, Sachs & Co.,

By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)

By:	Credit Suisse Securities (USA) LLC,

By:	/s/ Ali Azim (Credit Suisse Securities (USA) LLC)
(Acceleration Request)